

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 21, 2009

Via U.S. Mail and Facsimile to (212) 682-0141

Kenneth G. Torosian
Chief Financial Officer
Medialink Worldwide Incorporated
708 Third Avenue, 8th Floor
New York, New York 10017

> **RE: Medialink Worldwide Incorporated**
> **Preliminary Proxy Statement on Schedule 14A, as amended by**
> **Amendment No. 1**
> **Filed August 13, 2009**
> **File No. 000-21989**

Dear Mr. Torosian:

        We have reviewed your response letter and Amendment No. 1 to your Preliminary Proxy Statement filed on August 13, 2009, and we have the following comments. We welcome any questions you may have about our comments or any other aspect of our review.

Proxy Statement

Background of the Merger, page 13

1.   We note your response to comment one in our letter dated August 7, 2009. Please advise whether NewsMarket was informed of the identity of the other bidder. If so, the other bidder should be identified in the filing.

2.   We note your response to comment three in our letter dated August 7, 2009. We note that you did not receive a final letter of intent from the other company and the other company orally revised its offer in a manner that was not beneficial to you, led you to believe that a transaction with that company may not be consummated and, even if consummated, such a transaction would not be as favorable to you as NewsMarket's offer.

Please disclose the revision that you thought was not beneficial to you and disclose the underlying reasons for why you concluded that the transaction with the other company may not be consummated or, even if consummated, would be unfavorable as compared to NewsMarket's offer.

3.   We note from the supplemental materials that you provided that the value of the consideration offered to the company ranged from $0.18 to $0.24 per share. Since the NewsMarket offer never exceeded $0.20 per share, discuss whether the other bidder's preliminary offer was for $0.24 per share.

Opinion of Financial Advisor, page 17

4.   We note your responses to comments 10 and 11 in our letter dated August 7, 2009. Disclosure of the projections provided to New Haven is not required if New Haven did not utilize the projections in any of its analyses. Therefore, clarify your seventh bullet point on page 18 to make clear that, although New Haven considered the projections provided to it, none of the forecasts were utilized in connection with any of its financial analyses summarized in the proxy statement.

5.   We note your expanded disclosure in response to comment nine in our letter dated August 7, 2009. Further expand your disclosure to explain the various analyses that were conducted and how the results of such analyses compared to the cash consideration in the merger. For example, explain what types of analyses were used in connection with the various financial metrics listed on page 19 (historical stock prices, revenues, market values, etc.). Identify the comparable precedent transactions considered and the results of North Haven's transaction valuation, asset based valuation, book value, and liquidation value calculations.

*   *   *   *

As appropriate, please amend your filing and provide us with the requested information. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all of the information investors require for an informed decision. Since the company and its management are in possession of all of the facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all of the information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ajay Koduri, Staff Attorney, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: via facsimile to (516) 829-6509
        Ted Tashlik, Esq.
        Tashlik, Kreutzer, Goldwyn & Crandell P.C.